CHINA TOPREACH INC.

6th Floor, San Shan Tower

No. 59 Dongjie Street

Fuzhou City, China 350001

August 24, 2012

FILED VIA EDGAR AND FAX

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Linda Cvrkel, Branch Chief
Heather Clark

Re:	China TopReach Inc.
Form 20-F for the Year Ended December 31, 2011
Filed May 14, 2012
File No. 000-52416

Dear Ms. Cvrkel:

China TopReach Inc. (the “Company”) is submitting this letter in response to the comment letter dated August 7, 2012 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 20-F for the Year Ended December 31, 2011, filed May 14, 2012 (File No. 000-52416). This letter restates the numbered comments of the Staff and the discussion set out below each comment is the Company’s response.

Item 4. Information on the Company, Page 19

B. Business Overview, Page 19

Business Model and Service, Page 22

Media Advertisement Information Tracking System(“MATIS”), Page 24

1.	Please tell us and revise the notes your financial statements to explain how you account for the cost of MAITS reports provided to your customers for free. Refer to ASC 605-50-25.

Response:

The Company submits that MAITS reports are marketing materials which do not associate with a specific sales event. Therefore, ASC 605-50-25 is not applicable. The cost of MAITS reports mainly represents the staff cost for data collection and is accounted for as an operating expense.

1

Item 5. Operating and Financial Review and Prospects, Page 33

B. Liquidity and Capital Resources, Page 41

2.	We note from page 8 that there is a delay between when you must provide payment to settle print media fees and when payments are received from your customers. We further note that you may need to rely on external financing to cover this delay and that short term borrowings represent a significant portion of your liabilities. Please revise future filings to disclose your financing needs such as short term borrowings in your liquidity discussion in MD&A.

Response:

The Company confirms that it will revise future filings to disclose its financing needs such as short term borrowings in its liquidity discussion in its MD&A.

Item 15. Controls and Procedures, Page 62

Management’s Report on Internal Control over Financial Reporting, Page 62

3.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response:

The Company advises the Staff that its headquarters designates and assigns financial directors/managers to the Company's subsidiaries. There are approximately 120 people on our finance staff covering all operations who are responsible for the daily finance operations under the supervision of the Vice President of Finance (“VP Finance”). Many of the finance staff members hold an associate degree or more advanced degree in accounting and are qualified accountants in the PRC.

In 2010, the Company hired PricewaterhouseCoopers Hong Kong (“PwC”) to evaluate the internal control process of ShiFang Holding Limited (“ShiFang”). PwC concluded Shifang's internal control process was effective and provided some valuable recommendations about how Shifang could continue to maintain and improve its internal controls. Further, the Company’s internal control process undergoes continuous improvement through the effort of our staff and advice from external experts.

The Company has an internal control department of seven people which is under the oversight of the audit committee of ShiFang and the Board of Directors of the Company (the “Board”).

2

The internal control department performs risk assessments and routine and special inspections on the Company's operational units and provides written reports regarding its findings, and suggests improvements to the Board periodically. Generally, the internal control department evaluates all major operating companies every year and all operating units every two years. Its work is independently conducted and valuable for the Company's financial reporting and anti-fraud efforts.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Response:

Not applicable.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response:

The Company’s operating subsidiaries maintain their books and records in accordance with PRC accounting regulations. The financial reporting team at the Company's headquarters consolidates these individual financial reports and converts the PRC report to an IFRS report, and then to a U.S. GAAP report to reflect the difference between PRC accounting and U.S. GAAP. The major control procedures are as below:

•	The subsidiaries’ finance teams prepare their own reports and disclosure information in accordance with the Company’s financial rules. Then, the local general manager and finance manager review and revise the reports if necessary before sending them to the Company's headquarters.

•	The Company's operational Vice president, VP finance and internal control department review and comment on the reports.

•	The financial reporting team at the headquarters makes consolidation and U.S. GAAP difference adjustments under the supervision of VP Finance, then forwards the reports to the CFO and CEO.

—	The Company's external legal counsels review and comment on all SEC filings, and provide advice to ensure the Company's compliance with SEC rules and regulations.

•	The Board reviews the draft reports and SEC filings, makes inquiries, provides comments and finally approves such reports and SEC filings when it is satisfied.

3

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	What role the person takes in preparing your financial statements and evaluating the effectiveness of your internal control,

Response:

For the Staff’s information, the following members of our management team are responsible for preparing and supervising the preparation of our financial statements, and evaluating the effectiveness of our internal control over financial reporting:

•	Subsidiaries’ finance directors/managers: These individuals generally hold associate or bachelor’s degrees in accounting. Their responsibilities include supervising the day-to-day operations of the accounting department, preparing subsidiary financial statements, assisting the VP Finance in GAAP adjustments, summarizing and assembling financial data for decision making and reporting purposes. These individuals generally hold an accounting license issued by the Ministry of Finance of the PRC.

•	Subsidiaries’ general managers: These individuals are highly experienced in the operations of the subsidiary at which they work, and are responsible for their subsidiary's daily business operation. With the supervision and direction of the CEO and Company vice presidents at headquarters, they review the financial and management reports and ensure the effectiveness of internal control in their respective entity.

•	Headquarters central financial reporting team: Each of these individuals holds an associate degree or more advanced degree in accounting and has gained IFRS and U.S. GAAP knowledge on the job since 2008. Following and applying accounting policies under PRC accounting regulations, IFRS and U.S. GAAP, they are responsible for the consolidation of financial reports and U.S. GAAP adjustments.

—	VP finance: This individual holds an associate degree in accounting and has established the accounting team of the Company and its subsidiaries since 2000. He is a qualified accountant as conferred by the Ministry of Finance. He has gained significant management experience from his work with the Company and is responsible for the daily finance and accounting operations. He reviews the details of all Company financial statements and regulatory filings, and maintains an ongoing dialogue with other senior management, including the Chief Financial Officer (“CFO”), the Chief Executive Officer (“CEO”) and the Board.

•	Chief Financial Officer: The current CFO, who joined the Company in October 2009, holds a bachelor’s degree in accounting and auditing. The CFO has 10 years of working experience with the Big 4 accounting firms and has been involved in the auditing work of several U.S. listed companies. The CFO’s current responsibilities include reviewing financial statements and SEC reports, evaluating the effectiveness of the Company's internal controls and communicating with investors. He holds a Chinese Certified Public Accountant qualification and a Chinese Attorney qualification.

4

•	Chief Executive Officer: The CEO, who is the founder of the Company and its subsidiaries, holds an associate degree in accounting. The CEO leads the Company and appoints key management to ensure effectiveness of control throughout the organization. He reviews and reports the final financial reports and SEC filings to the Board.

•	The Board of Directors: The audit committee of ShiFang and the Board of TopReach meet with senior management and internal and external auditors, and review general accounting policies, financial reports, SEC filings and the governance of the Company and each of its subsidiaries. The directors of ShiFang include a HK CPA and a doctor in accounting.

•	What relevant education and ongoing training the person has had relating to U.S. GAAP,

Response:

The key finance team members, such as finance directors/managers, VP finance and the CFO, are all qualified PRC accountants with accounting associate degrees or more advanced degrees. To stay updated on U.S. GAAP knowledge and standards, the headquarters’ finance team routinely communicates with external auditors, studies U.S GAAP literature and attends technical forums. For U.S. GAAP applicable to the Company’s operations, the headquarters’ finance team performs on-the-job training for other members.

•	The nature of his or her contractual or other relationship to you,

Response:

The members of our financial team are all employees.

•	Whether the person holds and maintains any professional designations such as CPA(US) or CMA, and

Response:

Our financial team members do not hold professional designation of CPA (U.S.) or CMA. However, we have two PRC CPAs in the Company's senior management, and Shifang's board of directors has a HK CPA and a member with a doctorate's degree in accounting.

5

•	About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response:

The finance team is experienced in PRC accounting. The headquarters financial and SEC reporting team works hard to stay knowledgeable about U.S. GAAP and rules applicable to the Company through internal and external trainings and U.S. GAAP technical seminars. These efforts help the Company to be confident about the accuracy of our U.S. reporting.

Going forward, we will continue to provide training to our accounting personnel to ensure our accounting personnel are kept knowledgeable and up-to-date on U.S. GAAP and SEC reporting requirements.

If you retained an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	The name and address of the accounting firm or organization,
•	The qualifications of their employees who perform the services for your company,
•	How and why they are qualified to prepare your financial statements or evaluate internal control over your financial reporting,
•	How many hours the spent last year performing these services for you; and
•	The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retained individuals who are not your employees and are not employed by an accounting firm or similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	Why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting,
•	How many hours they spent last year performing these services for you; and
•	The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

Not applicable.

6

Do you have an audit committee financial expert?

We note that you do not have an audit committee financial expert per Item 16A. Please revise to state why you do not have such expert. Refer to Item 16A(a)(3) of Form 20-F.

Response:

The Company’s securities are quoted on the Over-the-Counter Bulletin Board (the “OTCBB”). While OTCBB companies are generally required to comply with the provisions of the Sarbanes-Oxley Act of 2002 (“SOX”), SOX Section 301 limits the applicability of the audit committee requirements only to issuers of listed securities, and securities traded on the OTCBB are not considered listed securities. See “Sarbanes-Oxley Act of 2002 – Frequently Asked Questions”, http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm. The Company therefore has not formed an audit committee that includes a financial expert and has continued to rely on close cooperation with external independent auditors for its audits.

Financial statements, Page 63

Notes to Consolidated Financial Statements, Page F-7

1 Organization and Business Operations, Page F-7

Spin-off of Shifang Holding limited in 2010, Page F-8

4.	As a result of Shifang’s public offering in Dec 2010, your equity interest in Shifang was diluted to 43.71%. We note that despite your lack of a controlling voting interest in Shifang, you continue to believe that consolidation of this entity is appropriate. Please provide us with your analysis under ASC 810 explaining why consolidation is appropriate after your equity interest was diluted to less than 50%. Your response should explain how and why you continue to have the ability to nominate more than half of Shifang’s Board of directors when you own less than a majority of this entity’s voting shares. You should also explain in further detail how your ability to control the majority of the board provides you with control over Shifang’s operations.

Response:

The Company is the founding parent company and the largest shareholder of ShiFang before and after the initial public offering of ShiFang on the Stock Exchange of Hong Kong Limited, holding 43.71% and 44.45% of Shifang's equity interests as of December 31, 2010 and December 31, 2011, respectively. In addition, certain shareholders of ShiFang, including TopBig International Development Limited and Blazing Sun Holdings Limited which are owned and controlled by the directors of the Company, held an aggregate equity interest of 8.2% and 8.1% in Shifang as of December 31, 2011 and 2010, respectively. The Company and these companies controlled by the Company’s directors together held an aggregate of approximately 53% and 52% of ShiFang’s equity interests as of December 31, 2011 and 2010, respectively. These companies and directors vote unanimously at ShiFang’s shareholders’ meetings, and ShiFang’s directors nominated by the Company represent the Company and make unanimous decisions with respect to ShiFang. The Company therefore has the power to nominate a majority of directors and cast majority votes in Board and shareholders’ meeting, exercise control of ShiFang’s operations and its board of directors, and dictate ShiFang’s financial and operating policies.

7

There were seven and ten directors on ShiFang’s board as of December 31, 2010 and December 31, 2011, respectively, and of which, four (2010: three) were executive directors and all four (2010: three) were nominated by the Company. These executive directors were also either a director or senior management of the Company in the year ended December 31, 2010 and 2011. The remaining six directors (2010: four) of ShiFang’s board were non-executive directors or independent non-executive directors who were nominated by the executive directors. Details of the executive directors of ShiFang are as follows:

ShiFang Holding Limited
Executive directors in 2011	Executive directors in 2010	Position in China TopReach Inc
Peifeng Hong	Peifeng Hong	Director, Chairman of Board
Zhi Chen	Zhi Chen	Executive Director Chief Executive Officer
Tiezhu Zhang	Tiezhu Zhang	Director Chief Financial Officer
Shiquan Yu	N/A	Vice President of Finance

According to ASC 810-10-45-23, changes in a parent’s ownership interest while the parent retains its controlling financial interest in a subsidiary shall be accounted for as equity transactions. As the Company still retains a controlling interest in ShiFang after the initial public offering, we consider the consolidation of ShiFang to be appropriate despite the fact that our equity interest was diluted to less than 50% as at December 31, 2010 and December 31, 2011.

5.	Please explain how you valued and accounted for the transfer of your entire equity interest in OMH to Shifang for $50,000. Since it appears that this was a transfer to a controlled entity, it appears that the transfer should be recorded by Shifang using the historical book value of the net assets transferred. Please advise or revise as appropriate.

Response:

The entire equity interest of OMH was transferred to ShiFang at the historical book value in the amount of $50,000, which is the paid-up capital of OMH.

4 Basis of Presentation and Summary of Significant Accounting Policies, Page F-12

(j) Deposits to Newspapers, Page F-15

6.	We note from page 6 that deposits to newspapers may be forfeited in the event that you are unable to fulfill your contractual obligations with respect to volume generated. Please tell us how much of your deposits have been forfeited in each year presented in your financial statements. Your response and your revised disclosures should also explain how you account for deposits forfeited in your financial statements. Similar disclosure should be provided for payments for print media advertising on Page F-22.

Response:

No deposits were forfeited in each of the year ended December 31, 2010 and December 31, 2011. For the prepayment to Shenyang Evening News as disclosed on Page F-22, the management believes that such prepayment is still collectible. In the event that the Company is unable to fulfill the contractual obligations in respect of the actual business volume generated, the deposits or prepayments for print media advertising may be forfeited and accounted for as forfeited deposits or prepayments and included in the Company's financial statements as general and administrative expenses.

8

(n) Revenue Recognition, Page F-17

7.	Please revise to include your revenue recognition policy regarding subscription revenue. In this regard, we note from page 23 that under comprehensive cooperation agreements, you manage the distribution of newspaper. Your response and your revised disclosure should specifically address your revenue recognition with respect to the “rent concept,” whereby customers pay only 1/3 of the annual subscription price and return the newspapers to you. In addition, please explain how you account for free newspapers to hotels, restaurants, banks, and hospitals in your response and in your revised disclosure.

Response:

The Company advises the Staff that subscription revenue is attributed to the newspapers only and the “rent concept” does not apply to the Company as it only provides distribution consultation and management services to the media partners as a part of the comprehensive cooperation. The Company provides advice to its media partners on increasing sales volume and circulation in return for consultancy management fee income. The Company will clarify the description on page 23 in future filings to avoid any misunderstanding.

5 Trade Receivables, net, Page F-13

8.	Your disclosure on Page 9 indicates that you grant credit to customers with payment terms of up to one year. You further disclosure that as a result of the 2008 financial crisis, extended payment periods were provided to customers. Given that the amount of the allowance for bad debts has increased significantly during 2011, please revise the notes to your financial statements in future fillings to provide a rollforward of the activity in the allowance for doubtful debts which discloses the beginning balance, amounts expensed as bad debt, amount recovered, amounts written off and the ending balance. Alternatively, please revise to provide Schedule II in accordance with Article 5-04 of Regulation S-X.

Response:

The Company will revise the disclosure as follows:

5	TRADE RECEIVABLES, NET

	December 31, 2011	December 31, 2010

Trade receivables	$57,198,073	$44,108,708
Less: Allowance for doubtful debts	11,795,516	1,084,392
Trade receivables, net	$45,402,557	$43,024,316

Movements on the Group’s allowance for doubtful debts are as follows:

At the beginning of the year	$1,084,392	$253,335
Amounts expensed as bad debt	10,698,576	802,290
Amounts written off during the year as uncollectible	(28,990)	-
Exchange realignment	41,538	28,767
At the end of the year	$11,795,516	$1,084,392

Bad debt expense of $10,698,576, $802,290 and $125,422 has been made for the years ended December 31, 2011, 2010 and 2009, respectively.

9

13 Deposits for Marketing and Promotion Projects, page F-25

9.	Please tell us, and revise to disclose, the nature of the deposits for marketing and promotion projects, including why amounts are paid to obtain the rights as sole marketing provider, only to have the amounts returned throughout the term of the contracts or at expiry of the agreements. Given that your disclosure indicates that the amounts will be repaid to you, “amongst other terms and conditions,” please revise to indicate any circumstances under which you would not fully recover amounts paid to your customers. Also, please explain in further detail how and when such deposits will be repayable to the company over the terms of such arrangements.

Response:

The Company advises the Staff that under common market practice in our industry in the PRC, we are required to give certain upfront deposits to business partners which enables the Company to obtain sole and exclusive marketing and sales services. The marketing and promotion projects are related to acting as the sole marketing and promotion services provider for certain real estate development projects owned by the customers. Under the Agreements, if the properties are not sold on schedule, the Company is required to use the upfront deposit to buy the units at the price stipulated in the agreement. The selling price in excess of the price stipulated in the agreement will be accounted for as our marketing service income. Such deposits are repayable within 10 days if over 95% properties have been sold.

14 Prepayment for Long-Term Investment, page F-26

10.	We note that the balance of your prepayment with regard to the long-term investment has increased significantly from 2010 to 2011. We further note your disclosure that the deadline to complete such investment is Dec 31, 2012. However, we also noted that the deadline for investment disclosed in your financial statements in your Dec 31, 2010 20-F was Dec 31, 2011. Please tell us the status of these planned investments including whether you expect such joint ventures will occur before Dec 31, 2012. Also, please tell us and revise the notes to your financial statements to disclose the extent to which you are entitled to receive a refund of amounts paid in the event the joint ventures are not consummated.

Response:

The Company advises the Staff that the negotiation with the vendor and governmental review on these long-term investments are in process. The Company expects to consummate the investments as soon as possible. However, in addition to a satisfactory business negotiation result, the success of the investment also depends on obtaining governmental approvals and the changing media reform policies in China. The Company has the right to recover the prepayment if the proposed investments are not consummated.

10

19 Due to Related Parties, Page F-29

11.	Please tell us and revise the notes to your financial statements to disclose whether interest expense has been recognized with respect to the related party loans disclosed in Note 19 as it is not clear from your current footnote disclosures. If not, please explain why and tell us how your accounting treatment complies with the guidance prescribed in ASC 835-30-25

Response:

The Company advises the Staff that no interest expense should and has been recognized with respect to the amounts due to related parties disclosed in Note 19. The amount due to Fujian Lanting Network Technology Holding Co., Ltd., the non-controlling shareholder of a subsidiary, accounts for upfront deposits for marketing and promotion projects and is unsecured, interest free and repayable upon mutual agreement between the Company and Fujian Lanting. All other amounts due to related parties are unsecured, interest-free and repayable on demand.

As all these amounts due to related parties are without fixed repayment terms and repayable on demand, we consider that the guidance prescribed in ASC 835-30-25 does not apply.

26 Segment Reporting, Page F-34

12.	Please reconcile your disclosure on page F-34 that you have one business segment with the disclosure in the third paragraph on page 20 which indicates that you have a print media segment, new media segment, and investment holding and asset management segment. Your response should clearly explain why the three segments listed on page 20 are not reflected as separate reportable segments in your financial statements pursuant to the guidance in ASC 280.

Response:

The Company advises the Staff that the third paragraph of page 20 will be revised as follows:

“During the year, the CEO appointed a vice president for each of the three segments, print media, new media and investment, to expand future operations and assist the CEO. By the end of 2011, there were no substantial activities in the new media and investment segments. The Board and the management consider the Company to be operating in one business segment, namely the Publishing and Advertising Business segment. The information presented in the consolidated statements of operations reflects revenues and costs associated with this business segment. These statements form the basis of the management’s operating decisions and performance assessments, as well as the Board’s strategic decisions.

11

Geographically, the Company considers its Publishing and Advertising Businesses to be primarily operated in the PRC. As all of the Company’s business activities are derived from a single reportable segment in accordance with ASC 280 “Segment Reporting,” no segment information is presented.”

28 Changes in Ownership Interest of Shifang, Page F-36

13.	We note that as a result of the initial public offering of shares of Shifang, your interest in the company decreased to 43.71%. We further note that because you believe you did not lose control over Shifang, you accounted for the decline in your ownership percentage as an equity transaction. Please note that the guidance in ASC 810-10-45-21 through 24 provides for the accounting for the issuance of a subsidiary’s shares as an equity transaction when the company continues to hold a controlling financial interest. In this regard, a controlling financial interest is generally defined as a majority voting interest. Given that you hold less than 50% of the stock of Shifang after its initial public offering, we are unclear as to why accounting for the change in your ownership as an equity transaction is appropriate. Please advise or revise as appropriate.

Response:

The Company is the founding parent company and the largest shareholder of ShiFang before and after the initial public offering of ShiFang on the Stock Exchange of Hong Kong Limited, holding 43.71% and 44.45% of Shifang's equity interests as of December 31, 2010 and December 31, 2011, respectively. In addition, certain shareholders of ShiFang, including TopBig International Development Limited and Blazing Sun Holdings Limited which are owned and controlled by the directors of the Company, held an aggregate equity interest of 8.2% and 8.1% in Shifang as of December 31, 2011 and 2010, respectively. The Company and these companies controlled by the Company’s directors together held an aggregate of approximately 53% and 52% of ShiFang’s equity interests as of December 31, 2011 and 2010, respectively. These companies and directors vote unanimously at ShiFang’s shareholders’ meetings, and ShiFang’s directors nominated by the Company represent the Company and make unanimous decisions with respect to ShiFang. The Company therefore has the power to nominate a majority of directors and cast majority votes in Board and shareholders’ meeting, exercise control of ShiFang’s operations and its board of directors, and dictate ShiFang’s financial and operating policies.

Therefore, we consider our consolidation of ShiFang as of December 31, 2010 and December 31, 2011 to be appropriate and in accordance with the guidance in ASC 810-10-45.

14.	We note from the disclosures included in Note 28 that transfers from non-controlling interest to additional paid in capital occurred during 2010 as a result of the private placement of shares by Shifang, the initial public offering of Shifang shares and during 2011 due to the repurchase of its own shares by Shifang. Please tell us and revise the notes to your financial statements in future fillings to explain in further detail how the amounts transferred from non-controlling interest to additional paid in capital were calculated or determined for each of these transactions.

12

Response:

The Company advises the Staff that the amounts transferred from non-controlling interest to additional paid in capital were calculated based on the net assets of ShiFang to which the non-controlling interests were entitled as of the date of the private placement and the initial public offering of ShiFang shares. We will revise the notes in the financial statement in future filings to include the funds raised in excess of what the non-controlling interests were entitled as of the date of private placement and initial public offering in additional paid-in capital.

15.	In a related matter, please also explain in further detail how the net income allocated to the company and to the non-controlling interest during 2010 and 2011 were calculated or determined.

Response:

Net income allocated to the Company and to the non-controlling interest during 2011 were calculated as follows:

		RMB	Note
Net income attributable to shareholders of ShiFang in 2011	(a)	52,978,475
	(b)	56.04%	(1)
Net income attributable to shareholders of ShiFang in 2011 allocated to non-controlling interests (‘NCI’) of China TopReach Inc.	(c) = (a) X(b)	29,689,137

Net income allocated to the Company:		RMB
Net income attributable to shareholders of ShiFang in 2011		52,978,475

Less: Net Loss of the Company for the year		(7,692,003)
Less: Net income attributable to shareholders of ShiFang in 2011 allocated to NCI of China TopReach Inc.		(29,689,137)
Total net income attributable to China TopReach Inc.		15,597,335
@Average rate 6.4725
Total net income attributable to China TopReach Inc. in USD		2,409,785

Net income allocated to the NCI:		RMB
Net income attributable to NCI of ShiFang in 2011		6,043,157
Add:
Net income attributable to shareholders of ShiFang in 2011 allocated to NCI of China TopReach Inc.	(c)	29,689,137
Total net income attributable to the NCI		35,732,294
@Average rate 6.4725
Total net income attributable to the NCI in USD		5,520,633

Net income allocated to the Company and to the non-controlling interest during 2010 were calculated as follows:

	RMB	Note
Net income attributable to the Company:
Net income attributable to shareholders of ShiFang in 2010	163,327,617
Less: Loss of the Company for the year	(18,112,831)
Less: Net income attributable to shareholders of ShiFang in 2010 allocated to NCI of China TopReach Inc.	(65,577,764)	(2)
Total net income attributable to China TopReach Inc.	79,637,022
@Average rate 6.7781
Total net income attributable to China TopReach Inc. in USD	11,749,166

Net income attributable to the NCI:
Net loss attributable to NCI of ShiFang 2010	(15,365)
Add: Net income attributable to shareholders of ShiFang in 2010 allocated to NCI of China TopReach Inc.	65,577,764	(2)
Total net income attributable to the NCI	65,562,399
@Average rate 6.7781
Total net income attributable to the NCI in USD	9,672,681

13

Note 1:

Weighted-average interests in ShiFang by China TopReach Inc.
Period	Interest holding	No. of days with respective interest holding	Weight-avg.% Over the period
Jan 1, 2011 to Aug 31, 2011	43.71	243	29.10
Sep 1, 2011 to Dec 31, 2011 (Repurchase of ShiFang shares in September 2011)	44.45	122	14.86
		365	43.96
Weighted-average interests in ShiFang by NCI [100% - 43.96%]			56.04

Note 2:

The amount was calculated based on the profits shared by the NCI in ShiFang in the period according to their respective equity interest: Details are as follows:

Period	Equity Interest in ShiFang by China TopReach Inc.	Equity Interest in ShiFang by NCI	Note
Jan 1, 2010 to Feb 12, 2010	100%	-
Feb 13, 2010 to Dec 3, 2010	58.27%	41.73%	a
Dec 4, 2011 to Dec 31, 2010	43.71%	56.29%	b

Note a:

On February 12, 2010, ShiFang completed a US$35 million equity private placement (the “Private Placement”) by issuing 149,123,121 shares to four institutional investors (the “Investors”). The Investors, namely CCB International Asset Management Limited, Sinochem Europe Capital Corporation Ltd, Templeton Strategic Emerging Markets Fund III, LDC and New World Strategic Investment Limited, acquired an aggregate 27.16% equity interest in ShiFang in the Private Placement. As a result of the Private Placement, the Company’s interest in ShiFang was diluted to 58.27%.

Note b:

On December 3, 2010, ShiFang was listed (the “ShiFang Listing”) on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), pursuant to which 183,042,000 new shares of HK$0.1 each were issued by ShiFang in a global offering. ShiFang has raised gross proceeds of approximately US$ 71.6 million from the global offering and the costs associated with the offering amounted to approximately US$ 18.2 million. Upon listing of ShiFang on the Stock Exchange, the Company’s interest in ShiFang was further diluted to 43.71%.

30 Share Based Payment, Page F-37

16.	Please revise to provide all disclosure required by ASC 718-10-50, as applicable, with respect to both the share options issued by the company as well as those issued by Shifang.

Response:

The disclosure will be revised as follows:

As of December 31, 2011, the Company has three share-based compensation plans, which are described in detail below. The compensation costs that have been charged to operations for those plans were $842,106, $1,845,977 and $Nil for the year ended December 31, 2011, December 31, 2010 and December 31, 2009, respectively.

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Shares issued by the Company

A resolution was passed by the board of the directors on June 23, 2010 that the Company would award 300,000 ordinary shares to a senior executive effective immediately. The Company recognized stock-based compensation of $1,050,000 for the year ended December 31, 2010.

Pre-IPO Share Option Scheme by ShiFang

Pursuant to a resolution in writing passed by all the shareholders of ShiFang on February 26, 2010, ShiFang conditionally approved and adopted a Pre-IPO Option Scheme (the “Pre-IPO Option Scheme”). By the same resolution, ShiFang granted 27,456,156 share options to its directors and employees which are exercisable under the following terms:

(i)	The exercise price of the option should not be less than 100% of the fair market value of the shares of the shares as at the grant date as determined by valuer appointed by ShiFang.

(ii)	40% of total options granted become exercisable a year after grant date, another 30% also become exercisable 2 years after grant date and remaining 30% become exercisable 3 years after grant date.

The fair value of the employee services received in exchange for the grant of the share options is recognized as an expense, with a corresponding adjustment to equity-based compensation reserves, over the vesting period. At the end of each reporting period, ShiFang revises its estimates of the number of options that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive income, with a corresponding adjustment to equity. For the year ended December 31, 2011, the equity-based compensation expenses amounted to $842,106 (2010: $795,977; 2009: nil).

The fair value of each option award is estimated on the date of grant using the binomial option pricing model that uses the assumptions noted in the table below. Because binomial option pricing model incorporate ranges of assumptions for inputs, those ranges are disclosed below. Expected volatility is estimated to be based on historical volatility of the comparable companies over the period that has the same length as the expected life of each grant. The risk-free rate for periods within the contractual life of the option is based on the market yield of Hong Kong government bond in effect at the time of grant.

Expected volatility	40.66%

Expected dividends	0%

Expected term (in years)	4.4

Risk-free rate	1.493%

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A summary of option activity under the Plan as of December 31, 2010 and December 31, 2011, and changes during the year then ended is presented below:

Options	Shares	Exercise Price	Weighted-Average Grant-Date Fair value
Outstanding of January 1, 2010	-	-	-
Granted on February 26, 2010	27,456,156	HK$1.82	HK$0.57
Exercised	-	-	-
Forfeited or expired	-	-	-
Outstanding of December 31, 2010 and 2011	27,456,156	HK$1.82	HK$0.57
Exercisable of December 31, 2011	10,982,462	HK$1.82	HK$0.57

The aggregate intrinsic value for the share options that outstanding and currently exercisable as at December 31, 2011 was $Nil.

A summary of the status of the Company’s non-vested shares as of December 31, 2011, and changes during the year ended December 31, 2011, is presented below:

Non-vested Shares	Shares
Non-vested of January 1, 2011	27,456,156
Vested	(10,982,462)
Non-vested of December 31, 2011	16,473,694

 As of December 31, 2011, there was approximately $510,000 of total unrecognized compensation cost related to non-vested share-based compensation granted under the “Pre-IPO Option Scheme”, and the cost of approximately $370,000 and $140,000 will be recognized for the year ended December 31, 2012 and 2013, respectively.

Share Option Scheme of ShiFang

Pursuant to the resolutions in writing passed by the shareholders of ShiFang on November 8, 2010, ShiFang adopted a share option scheme on November 8, 2010 (“Share Option Scheme”). The purpose of the Share Option Scheme is to provide incentive or reward to (i) any full-time or part-time employees, executives or officers of ShiFang or any of its subsidiaries; (ii) any Directors (whether executive or non-executive, including any independent non-executive Director) of ShiFang or any of its subsidiaries; or (iii) any advisors, consultants suppliers, customers and agents to ShiFang or any subsidiaries (each “Eligible Person”).

The Board of Directors may, at any time within 10 years after the date of approval of the Share Option Scheme, make an offer to grant options to any Eligible Person. The subscription price for shares granted pursuant to the Share Option Scheme shall be determined by the Board of Directors in its absolute discretion and shall be at least the highest of:

(i)	the closing price of the ShiFang shares as stated in the Stock Exchange of Hong Kong Limited’s (the “Stock Exchange”) daily quotations sheet on the date of offer;

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(ii)	the average of the closing prices of the shares as stated in the Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date on which such offer is made; and

(iii)	the nominal value of shares of ShiFang.

The total number of ShiFang shares in respect of which options may be granted under the Share Option Scheme cannot exceed 10% of the total number of outstanding shares as of the Listing Date, 73,216,512 Shares, without prior approval from the shareholders of ShiFang. The maximum number of shares which may be issued upon exercise of all outstanding options granted, and yet to be exercised, under the Share Option Scheme and any other share option schemes of ShiFang must not exceed 30% of the issued share capital of ShiFang from time to time. The total number of shares issued and to be issued upon exercise of all options granted under the Share Option Scheme to each Eligible Person (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of issued shares of ShiFang. Any further grant of share options in excess of this limit is subject to shareholders’ approval in a general meeting. Share options granted to a director, chief executive or substantial shareholder of ShiFang, or to any of their associates, are subject to approval in advance by the independent non-executive directors of ShiFang. In addition, if shares issued and to be issued upon exercise of all options granted under the Share Option Scheme (including options exercised, cancelled and outstanding) to a participant who is a substantial shareholder or an independent nonexecutive director of ShiFang, or any of their associates, in any 12-month period (i) represent in aggregate more than 0.1% of the total number of shares in issue, and (ii) have an aggregate value, based on the closing price of the shares of ShiFang at the date of each grant, in excess of HK$5,000,000 (approximately $645,000), the proposed grant of option must be approved by the shareholders of ShiFang in a general meeting. The amount payable on acceptance of an option is RMB1.00. The exercise period of any option granted under the Share Option Scheme shall not be longer than 10 years from the date of grant of the relevant option. There is no minimum period for which an option must be held before the exercise of the option except otherwise imposed by the board of Directors. As of December 31, 2011, no share option had been granted under the Share Option Scheme.

 * * *

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The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Form 20-F. Please do not hesitate to contact the undersigned or Stephen Peepels of DLA Piper Hong Kong LLP, the Company’s outside counsel, at +852-2103-0594, if you have any questions regarding the Form 20-F or this letter.

Sincerely,

/s/ Zhi Chen

Zhi Chen

Chief Executive Officer

China TopReach, Inc.

cc: Stephen Peepels (DLA Piper Hong Kong LLP)

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